LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation

Domain Holdings Inc.	originally formed under the laws of British Columbia, Canada on July 4, 1994 and re-domiciled to Alberta Canada on April 14, 1999

Perfume Inc.	Delaware